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SEC
Mail Processing
Section

FEB 2 2017

Washington DC
406

SEC FILE NUMBER
8-68357

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCG Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13961 S. Minuteman Drive, Suite 300A
(No. and Street)

Draper (City) UT (State) 84020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stanley Kimball (801) 984-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

50 West Broadway, Suite 600 (Address) Salt Lake City (City) UT (State) 84101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM

akB

KCG Securities, LLC

Form X-17A-5 with Report of
Independent Registered Public Accounting Firm
For the Year Ended December 31, 2016

CRD# 151300

KCG Securities, LLC

Table of Contents

Haynie &
Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
KCG Securities, LLC

We have audited the accompanying statement of financial condition of KCG Securities, LLC as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of KCG Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCG Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of KCG Securities, LLC's financial statements. The supplemental information is the responsibility of KCG Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 15, 2017

OATH OR AFFIRMATION

I, Stanley Kimball, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCG Secutities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRETT JOHNSON
Notary Public - State of Utah
Commission Number: 674825
My Commission Expires Oct. 16, 2018

Notary Public

Signature

CFO/FinOp

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCG Securities, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	50,325
Commissions receivable		12,030
Deposit with clearing broker		10,000
Prepaid Insurance		7,565
Current Assets		79,920
Equipment, net of accumulated depreciation of $8,595		-
Total Assets	$	79,920

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Commissions Payable	$	4,456
Accrued expenses		100
Current Liabilities		4,556
Total Liabilities		4,556
COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)		-
MEMBERS' EQUITY		75,364
Total Liabilities and Members' Equity	$	79,920

The accompanying notes are an integral part of these Financial Statements.

KCG Securities, LLC
Statement of Income
For the Year Ended December 31, 2016

REVENUE:	
Commission income	773,303
Total Revenue	$ 773,303
EXPENSES:	
Commission expense	307,570
Payroll expenses	150,954
General and administrative	48,575
Regulatory, compliance and registration fees	13,200
Clearing charges	14,530
Professional fees	24,605
Occupancy costs (Note 3)	21,007
Total Expenses	580,441
NET INCOME	$ 192,862

The accompanying notes are an integral part of these Financial Statements.

KCG Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

BALANCE, December 31, 2015	$ 102,502
Net income	192,862
Capital Distributions	(220,000)
BALANCE, December 31, 2016	$ 75,364

The accompanying notes are an integral part of these Financial Statements.

KCG Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 192,862
Adjustments to reconcile net income to net cash Provided by operating activities:	
Depreciation	-
Changes in Operating Assets and Liabilities:	
Increase in prepaid insurance	(796)
Decrease in commissions receivable	6,333
Decrease in commissions payable	(2,723)
Decrease in accrued expenses	(100)
Net cash provided by operating activities	195,576
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital distributions	(220,000)
Net cash used by financing activities	(220,000)
NET DECREASE IN CASH	(24,424)
CASH, at beginning of year	74,749
CASH, at end of year	$ 50,325

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for Taxes	$ -
Cash paid for Interest	$ -

The accompanying notes are an integral part of these Financial Statements.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Knox Capital Securities, LLC was formed as a limited liability company on May 15, 2009 and commenced operations on June 5, 2009. Effective July 9, 2009, Knox Capital Securities, LLC changed its name to KCG Securities, LLC (the "Company"). The Company became licensed as a securities broker-dealer with the Securities and Exchange Commission on April 20, 2010 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company deals primarily in the sale of annuities and life insurance products.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Revenue Recognition

The Company records securities transactions and related revenue and expenses on a trade date basis.

Equipment

Equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset, currently five years. Repairs and maintenance costs are expensed as incurred, and expenditures for major additions and improvements are capitalized. Depreciation expense was $0.00 during 2016.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions Receivable

The Company records commissions when earned. Commissions receivable are periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible. As of December 31, 2016, the Company determined that all commissions were collectible.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company has elected to be taxed as a partnership under the provisions of the federal and state tax codes. All income and loss is passed through to the respective members' tax returns and taxes are paid at each members' respective tax rates. Accordingly, no provision for income taxes has been provided in the accompanying financial statements. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states.

As of December 31, 2016, the Company has no liabilities for unrecognized tax benefits. The Company's policy is to recognize potential interest and penalties accrued related to unrecognized tax benefits within general and administrative expenses. For the year ended December 31, 2016, the Company did not recognize any interest or penalties in its statement of operations, nor did it have any interest or penalties accrued in its balance sheet at December 31, 2016 relating to unrecognized tax benefits.

The calendar tax years 2016, 2015, 2014 and 2013 remain open to examination for federal income tax purposes and by other major taxing jurisdictions to which the Company is subject.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. The Company has a minimum net capital requirement of the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2016, the Company had net capital of $67,511, which was $62,511 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) as of December 31, 2016 was 0.07 to 1.

NOTE 3- RELATED PARTY TRANSACTIONS AND COMMITMENTS

The Company has a non-cancellable sublease and expense sharing arrangement with Crimson Holdings, LLC ("Crimson"), an entity related through common ownership. Under this arrangement, the Company has agreed to pay Crimson a monthly amount to sublease office space and to cover certain office supplies, copying costs and phone bills. The Company paid a net amount of $40,139 during the year ended December 31, 2016 to Crimson for these services. Due to the reduced office space usage, the Company was able to negotiate a lower fee for rental expense starting in 2017.

Future rental commitments for the next five years under this lease as of December 31, 2016, are as follows:

Year	Amount
2017	$12,947
2018	$12,947
2019	$12,947
2020	$12,947
2021	$12,947

Total rental expense of $21,007 was charged to operations during the year ended December 31, 2016.

The Company has a payroll expense sharing arrangement with Knox Capital Group, Inc., an entity related through common ownership. Under this arrangement, Knox Capital Group, Inc. (the "payroll company") pays for all salaries on behalf of the Company. The Company then pays the payroll company for their share of salaries. The Company paid $150,954 in office salaries to the payroll company during the year ended December 31, 2016.

NOTE 4- FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture. The Company also maintains its cash balances in different financial institutions, which at times may exceed federally insured limits. As of December 31, 2016, the Company held no cash in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's financial instruments, including cash and cash equivalents, due from broker, deposit with clearing broker, commissions receivable, commissions payable and accrued expenses, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 5- SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 15, 2017, the date the financial statements were issued. The evaluation did not result in any subsequent events that require disclosures and/or adjustments.

KCG Securities, LLC
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2016

KCG Securities, LLC
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2016

CREDIT:	
Members' equity	$ 75,364
DEBIT:	
Nonallowable assets:	
Prepaid insurance	7,565
Equipment, net	-
Total debits	7,565
Net capital before haircuts on money market funds	67,799
Haircuts on money market funds	(289)
NET CAPITAL	67,511
Minimum requirements of 6-2/3% of aggregate indebtedness of $4,556 or $5,000, whichever is greater	(5,000)
Excess net capital	$ 62,511
[Net Capital less 120 % of minimum required]	$ 61,511

NOTE: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2016.

See Auditor's Report on Supplementary Information

Schedule II

KCG Securities, LLC
Computation of Aggregate Indebtedness
Pursuant to Uniform Net Capital Rule 15c3-1
December 31, 2016

AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 4,456
Accrued expenses	100
TOTAL AGGREGATE INDEBTEDNESS	$ 4,556
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.07 to 1

See Auditor's Report on Supplementary Information

Schedule III

KCG Securities, LLC
Exemptive Provision Under Rule 15c3-3
For the Year Ended December 31, 2016

If an Exemption from rule 15c3-3 is claimed, identify below the Section upon which such exemption is based (check only one):

A. $2,500 Capital Category, As per rule 15c3-1 ____________

B. Special Account for the exclusive benefit of Customer's maintained ____________

C. All customer transactions cleared through another Broker-Dealer on a fully disclosed basis. Name of Clearing Firm Pershing, LLC ____X____

D. Exempted by order of the Commission ____________

See Auditor's Report on Supplementary Information

Haynie &
Company
Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REVIEW REPORT

To the Members
KCG Securities, LLC

We have reviewed management's statements, included in the accompanying Schedule III, in which (1) KCG Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which KCG Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) KCG Securities, LLC stated that KCG Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. KCG Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KCG Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company
Haynie & Company
Salt Lake City, UT
February 15, 2017

KCG SECURITIES

Exemption Report

KCG Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provision of 17 C.F.R 240-15c3-3(k): (2) (ii),
2) The Company met the identified exemption provision in 17 C.F.R 240.15c3-3(k) throughout the most recent fiscal year without exemption.

I, Stanley Kimball swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Stanley Kimball
Chief Financial Officer
KCG Securities, LLC
February 9, 2017

Haynie & Company
Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600 Salt Lake City, UT 84101 (801) 532-7800 Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
KCG Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by KCG Securities and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 15, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2895*********************MIXED AADC 220
68357 FINRA DEC
KCG SECURITIES LLC
13961 S MINUTEMAN DR # 300A
DRAPER UT 84020-7913

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ryan Wright 801-984-8000

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( )

_______________ Date Paid

C. Less prior overpayment applied (175)

D. Assessment balance due or (overpayment) (175)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (175)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $____________

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KCG Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 25 day of January, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 773,303
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	773,279
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	14,530
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	
Total deductions	787,809
2d. SIPC Net Operating Revenues	$ (14,506)
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)